FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 23, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom

IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

Magyar Telekom intends to delist from the NYSE

Budapest — June 23, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, today announced that it intends to delist its American Depositary Receipts (ADRs) from the New York Stock Exchange (NYSE). Magyar Telekom’s Board of Directors approved the decision at its meeting today.

The main purpose of delisting is to reduce complexity in financial reporting and administrative costs. The Company remains committed to serve its investor base in the United States, as well as to comply with the highest standards of corporate governance, and to provide transparent financial reporting. The Company intends to file a Form 25 with the SEC to effect the delisting not later than the end of 2010.

“Magyar Telekom adjusts to international trading practices and by doing so reduces the complexity of its presence in the capital markets. The vast majority of international investors already use our listing in Budapest to buy and sell Magyar Telekom shares,” said Thilo Kusch, Chief Financial Officer and Member of the Board of Directors.

The ADR program will be modified to reflect the delisting and will be maintained on a Level I basis, allowing ADRs to be traded over-the-counter. The Company will maintain its primary listing on the Budapest Stock Exchange and will continue to make English translations of its annual reports, financial statements, and investor releases available on its website at www.telekom.hu.

Once the delisting has become effective and Magyar Telekom meets the criteria for deregistration, Magyar Telekom intends to file a Form 15F with the U.S. Securities and Exchange Commission (SEC) to deregister its securities and terminate its reporting obligations under the applicable U.S. laws and regulations.

Magyar Telekom will keep its investors and all other capital market participants informed about the further developments.

Magyar Telekom reserves the right, for any reason, to delay the filings or to withdraw them prior to their effectiveness, and to otherwise change its plans in this regard.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: June 23, 2010